

June 14, 2010

Mr. Aleks Kins
President and Chief Executive Officer
AlphaMetrix, LLC
181 West Madison, 34th Floor
Chicago, IL 60602

> RE: **AlphaMetrix Managed Futures LLC (Aspect Series)**
> **Form 10-K for the Fiscal Year Ended ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-52192**

Dear Mr. Kins:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 13.01

Consolidated Statements of Financial Condition, page 2

1. We note that a significant portion of the cash held by the clearing broker is restricted. In future filings, please identify restricted cash on the consolidated statements of financial condition.

Note 2. Summary of Significant Accounting Policies, page 7

Cash at the clearing Broker, page 7

2. The comment above notwithstanding, please clarify to us and in future filings the amount of cash that is restricted. We note that your disclosure indicates that "Substantially all of the Series's assets maintained at the Clearing Broker is restricted cash". However, your disclosure also seems to indicate that restricted cash is approximately $7.3 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief